BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

May 25, 2022

BNY Mellon Municipal Funds, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation Agreement – Dreyfus Tax Exempt Cash Management

To Whom It May Concern:

Effective June 1, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Tax Exempt Cash Management, (the "Fund"), a series of Dreyfus Tax Exempt Cash Management Funds (the "Trust"), as follows:

Until June 1, 2023, BNY Mellon Investment Adviser, Inc. has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the Fund's Institutional shares so that the direct expenses the Fund's Institutional shares (excluding taxes, interest, portfolio transaction costs, commitment fees on borrowing and extraordinary expenses) do not exceed .20%. On or after June 1, 2023, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser, to increase the net amounts shown and may only be terminated prior to June 1, 2023, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.
By: /s/ James Bitetto James Bitetto Secretary

Accepted and Agreed To:

DREYFUS TAX EXEMPT CASH MANAGEMENT FUNDS

On Behalf of Dreyfus Tax Exempt Cash Management

By:	/s/ James Windels

James Windels

Treasurer